EXHIBIT 99.1

CONTENTS
MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	16
Updates to Our Regulatory Environment	19
Assumptions and Risks that Could Affect Our Business and Results	20
Our Accounting Policies	23
Controls and Procedures	25
Non-GAAP Financial Measures	26
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	33

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2010 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 Annual MD&A), as updated in BCE Inc.’s 2010 First Quarter MD&A dated May 5, 2010 (BCE 2010 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 4, 2010, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2009 dated March 11, 2010 (BCE 2009 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2010 and 2009.

About Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE Inc.’s dividend policy and to the strategic priorities and business outlooks of our Bell Wireline, Bell Wireless and Bell Aliant segments and related underlying assumptions. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at August 4, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on August 4, 2010. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a description of certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A or in the BCE 2010 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2009 Annual MD&A remain substantially unchanged.
     Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to

2  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.
     These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are described in the BCE 2009 Annual MD&A. This detailed description of risks was updated in the BCE 2010 First Quarter MD&A and is further updated in this MD&A. Refer to Risks that Could Affect Our Business and Results for more information.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 4, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Our results this quarter reflected financial performance that was highlighted by increased earnings growth, ample cash flow generation, and disciplined cost management. Continuing operating momentum was demonstrated by accelerated wireless subscriber acquisition, improved year-over-year wireline performance, better service execution and further strategic investments in broadband network expansion. We maintained a strong balance sheet and liquidity position, with a substantial cash balance of $928 million and access to significant committed credit facilities. Our year-to-date financial returns and progress in growing our business are well aligned with delivering enhanced shareholder value as evidenced by the approval of BCE Inc.’s Board of Directors on August 4, 2010 of a further 5% common share dividend increase in 2010.
     Revenues at Bell increased 4.5% in Q2 2010, as compared to Q2 2009, driven by the inclusion of results from The Source (Bell) Electronics Inc. (The Source) and Virgin Mobile Canada (Virgin), as well as significantly higher wireless revenue growth resulting from a larger customer base and increased data usage. Increased revenues from our TV and residential Internet services, as well as higher sales of Internet protocol (IP) broadband connectivity services and information and technology communications (ICT) solutions to large business customers, also contributed to higher year-over-year revenues this quarter. Although our revenue growth was stronger this quarter, employment rates, new business formation and business spending remain soft given the current economic cycle.
     Operating income at Bell was 30.6% higher in the second quarter of 2010, as compared to the same period last year, due mainly to higher EBITDA(1) and lower restructuring and other charges. EBITDA growth at Bell of 3.3% this quarter was the result of higher operating revenues and expense savings achieved from previous labour force reductions, supplier procurement initiatives, as well as operational efficiency gains resulting from productivity and service improvements in both our field operations and call centres. Improved EBITDA performance at Bell this quarter also reflected lower pension expense, decreased capital taxes and hedging of our U.S. dollar-denominated expenses at more favourable rates.
     We grew total net customer activations in Q2 2010 collectively for wireless, TV and broadband Internet by 56.4% year over year, reflecting the strong execution of our marketing program and the attractiveness of our products and services, while effectively managing customer churn as we faced intense competition across all our product lines.
     Total wireless net activations more than doubled this quarter to 98,459, driven by a 19.0% year-over-year increase in gross customer activations. Higher value postpaid net activations increased 60.1% to 102,754, reflecting our new high-speed packet access (HSPA+) network, a wider array of smartphone devices, expanded distribution, and the positive consumer response to our promotional offers. However, due to higher prepaid churn attributable to aggressive acquisition offers from new wireless entrants for lower value subscribers, we lost 4,295 net prepaid customers in the quarter.
     At Bell TV, notwithstanding improved sales through our direct channels and increased wholesale activations in Q2 2010, total net TV subscriber activations decreased 51.2% year over year to 9,775, mainly as a result of higher retail churn attributable to aggressive pricing and heightened promotional activity during the quarter by our cable TV competitors.

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q2 2010  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     High-speed Internet net subscriber activations were negative 3,899 this quarter, as compared to net activations of 1,991 in Q2 2009. Despite fewer customer deactivations and stronger demand for higher speed products such as Bell Fibe Internet, the year-over-year decrease reflected continuing aggressive acquisition offers from our competitors, a maturing broadband Internet market in Canada, and wireless substitution.
     In our traditional local telephone business, we experienced 2.6% fewer network access service (NAS) line losses this quarter compared with the previous year mainly as a result of improved residential performance as evidenced by our eleventh consecutive quarter of lower year-over-year line losses. Our total NAS customer base has declined 6.2% since the end of Q2 2009 due to ongoing intense competition from the cable TV operators and higher business NAS erosion as a result of economic factors.
     Capital expenditures at Bell decreased 20.8% this quarter to $538 million from $679 million in Q2 2009, due to higher spending in 2009 on the construction of the HSPA+ wireless network which was launched in November 2009. Although overall capital spending was lower year over year, we increased investment for the deployment of broadband fibre to residential homes and businesses in Ontario and Québec, and for the ongoing grooming of Bell’s core wireline broadband network in support of our launch of Internet Protocol television (IPTV). These investments in core infrastructure serve to strengthen our competitive position in the market and contribute to the improvement in overall customer service.
     For BCE, operating revenues grew 3.3% in Q2 2010, as compared to Q2 2009, while operating income and EBITDA increased 22.0% and 2.1%, respectively, as a result of improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities decreased to $1,388 million this quarter from $1,474 million in the previous year. Free cash flow(2) available to BCE Inc.’s common shareholders increased 8.8% to $566 million in Q2 2010 from $520 million in Q2 2009. The year-over-year increase was primarily the result of decreased capital spending and lower interest paid.
     Net earnings applicable to common shares for the second quarter of 2010 were $590 million, or $0.78 per share, compared with $346 million, or $0.45 per share, in the second quarter of 2009. The year-over-year increase in earnings was due mainly to lower restructuring and other charges. Adjusted net earnings per share(3) (Adjusted EPS) increased 32.8% to $0.77 per common share in Q2 2010 from $0.58 per common share in the previous year, primarily as a result of higher EBITDA, lower income tax expense, and fewer common shares outstanding due to share repurchases under BCE Inc.’s current normal course issuer bid (NCIB) program.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS
	Q2 2010	Q2 2009	% CHANGE		JUNE 30, 2010	JUNE 30, 2009	% CHANGE

NAS	(129,147)	(132,595)	2.6%		6,632,046	7,071,612	(6.2%	)

Growth services portfolio:
Wireless	98,459	44,716	120%		6,987,386	6,572,532	6.3%
High-speed Internet	(3,899)	1,991	n.m.		2,063,559	2,062,812	–
TV	9,775	20,018	(51.2%	)	1,978,541	1,883,532	5.0%

Total growth services	104,335	66,725	56.4%		11,029,486	10,518,876	4.9%

n.m.: not meaningful

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Common share dividend increase

On August 4, 2010, BCE Inc.’s Board of Directors approved a 5% increase in the annual common share dividend to $1.83 per share. Accordingly, the Board has declared a quarterly dividend of $0.4575 per common share, payable on October 15, 2010 to shareholders of record at the close of business on September 15, 2010. This increase will be funded from free cash flow and is consistent with the company’s target dividend payout ratio of 65% to 75% of Adjusted EPS.

Repurchase of common shares

During the second quarter of 2010, BCE Inc. repurchased and cancelled 4.3 million common shares for a total cost of $125 million under its 2010 NCIB program, 4.0 million of which were purchased by way of private agreement. This brought the total number of common shares repurchased and cancelled at June 30, 2010 to 8.5 million for a total cash outlay of $250 million. BCE Inc. commenced its current share buyback program in the first quarter of this year with the intention to purchase for cancellation up to 20 million of its outstanding shares, subject to a maximum aggregate purchase price of $500 million, over a twelve-month period starting December 29, 2009 and ending on December 28, 2010.

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(3)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     On July 20, 2010, BCE Inc. announced that it would purchase for cancellation 2.66 million of its common shares pursuant to a private purchase agreement with an arm's-length third-party seller. BCE Inc. completed the purchase of these common shares on July 28, 2010.

Investment in broadband networks and services

During the quarter, we continued to invest in broadband fibre, including our fibre-to-the-home (FTTH) deployment in Québec City and new residential areas, which enables the delivery of advanced Internet services and IPTV over our wireline network. These investments in core infrastructure serve to strengthen our competitive position versus other wireless competitors and cable TV companies. At the end of Q2 2010, 3.2 million homes were within our high-speed broadband fibre footprint, up from 2.7 million a year ago. We also continued to implement very high-speed digital subscriber line 2 (VDSL2) technology enhancements to our fibre-to-the-node (FTTN) network to enable network download speeds of 25 Megabits per second (Mbps). With the most advanced VDSL2 deployment of any incumbent local exchange carrier (ILEC) in Canada, approximately 60% of our network has been upgraded with VDSL2 cards as at June 30, 2010.

Expanded portfolio of wireless devices

In late May, we launched the new Bell Turbo Hub with portable Internet access speeds of up to 7.2 Mbps on Bell Mobility's HSPA+ mobile network. Offering in-home voice service and Internet access, Bell Turbo Hub is an alternative solution for customers in rural and remote communities across Québec and Ontario not already served by wireline broadband. The Bell Turbo Hub allows clients to connect up to 15 devices at one time via Ethernet ports or Wi-Fi service and can supply voice service when connected to a landline phone. In June, this device also became available to clients in British Columbia and Alberta.
     Beginning May 28, Bell announced that it is offering dedicated data plans for the Apple iPad. All data plans are available without a contract and include unlimited access to Bell Wi-Fi hotspots in Canada at no additional cost.
     During the quarter, Bell Mobility also introduced nine new data-capable handsets, including the Motorola Dext touch screen smartphone powered by Google’s new Android operating system, and the HTC Legend Android smartphone.

BCE INC.  Q2 2010  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2010			2009			2008

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,438	4,432	4,650	4,457	4,297	4,331	4,476	4,437
EBITDA(1)	1,828	1,784	1,737	1,801	1,791	1,760	1,741	1,769
Depreciation	(630)	(610)	(704)	(636)	(630)	(625)	(683)	(619)
Amortization of intangible assets	(185)	(183)	(200)	(192)	(191)	(193)	(185)	(173)
Restructuring and other	(8)	(29)	(82)	(191)	(146)	(108)	(207)	(310)

Operating income	1,005	962	751	782	824	834	666	667
Earnings from continuing operations	617	637	377	584	376	412	23	303
Discontinued operations	–	–	(1)	–	(4)	(6)	(41)	(23)

Net earnings (loss)	617	637	376	584	372	406	(18)	280
Net earnings (loss) applicable to common shares	590	608	350	558	346	377	(48)	248
Net earnings (loss) per common share
Continuing operations – basic	0.78	0.79	0.46	0.72	0.45	0.49	(0.01)	0.34
Continuing operations – diluted	0.78	0.79	0.46	0.72	0.45	0.49	(0.01)	0.33
Net earnings – basic	0.78	0.79	0.46	0.72	0.45	0.48	(0.06)	0.31
Net earnings – diluted	0.78	0.79	0.46	0.72	0.45	0.48	(0.06)	0.30
Included in net earnings (loss):
Net gains (losses) on investments
Continuing operations	8	125	11	36	–	1	(346)	(14)
Discontinued operations	–	–	–	(4)	(3)	–	(26)	(16)
Restructuring and other	1	(17)	(48)	(123)	(98)	(70)	(117)	(210)
Adjusted net earnings(2)	581	500	387	649	447	446	441	488
Adjusted EPS(2)	0.77	0.65	0.51	0.84	0.58	0.57	0.55	0.60
Average number of common shares outstanding – basic (millions)	759.7	765.7	767.2	767.2	769.0	788.3	806.4	806.0

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(2)	The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

6  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q2 2010 and YTD 2010 compared with Q2 2009 and YTD 2009. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Operating revenues	4,438	4,297	3.3%		8,870	8,628	2.8%
Cost of revenue, exclusive of depreciation and amortization	(1,156)	(1,029)	(12.3%	)	(2,330)	(2,115)	(10.2%	)
Selling, general and administrative expenses	(1,454)	(1,477)	1.6%		(2,928)	(2,962)	1.1%

EBITDA	1,828	1,791	2.1%		3,612	3,551	1.7%
Depreciation	(630)	(630)	–		(1,240)	(1,255)	1.2%
Amortization of intangible assets	(185)	(191)	3.1%		(368)	(384)	4.2%
Restructuring and other	(8)	(146)	94.5%		(37)	(254)	85.4%

Operating income	1,005	824	22.0%		1,967	1,658	18.6%
Other income (expense)	20	(23)	n.m.		140	(22)	n.m.
Interest expense	(166)	(179)	7.3%		(331)	(370)	10.5%

Pre-tax earnings from continuing operations	859	622	38.1%		1,776	1,266	40.3%
Income taxes	(159)	(166)	4.2%		(363)	(314)	(15.6%	)
Non-controlling interest	(83)	(80)	(3.8%	)	(159)	(164)	3.0%

Earnings from continuing operations	617	376	64.1%		1,254	788	59.1%
Discontinued operations	–	(4)	n.m.		–	(10)	n.m.

Net earnings	617	372	65.9%		1,254	778	61.2%
Dividends on preferred shares	(27)	(26)	(3.8%	)	(56)	(55)	(1.8%	)

Net earnings applicable to common shares	590	346	70.5%		1,198	723	65.7%

Earnings Per Share (EPS)	0.78	0.45	73.3%		1.57	0.93	68.8%

Adjusted EPS	0.77	0.58	32.8%		1.42	1.15	23.5%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,438 million in Q2 2010 and $8,870 million in the first half of 2010, up from $4,297 million and $8,628 million in the same respective periods in 2009. Higher revenues at Bell, offset partly by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues in 2010.
     Bell revenue increased 4.5% and 4.1% in the second quarter and first six months of 2010 to $3,792 million and $7,550 million, respectively, from $3,628 million and $7,250 million in the same periods last year, due to higher revenues generated by both our Bell Wireline and Bell Wireless segments. Bell’s operating revenue in Q2 2010 was comprised of service revenues totalling $3,454 million and product revenues of $338 million, representing improvements of 2.0% and 39.3%, respectively, over the second quarter of 2009. Similarly, in the first half of 2010, Bell’s service revenues increased 1.3%, year over year, to $6,842 million, while total product revenues grew 42.8% over the previous year to $708 million.
     Bell Wireline’s revenues increased 2.2% in Q2 2010 and 2.4% year to date, compared with the same periods last year, due largely to higher product revenues resulting from the acquisition of The Source. Growth in revenues from our video and residential Internet services, as well as increased IP broadband connectivity and ICT sales to business customers also contributed to the year-over-year improvement. This was partly offset by a decline in local access and long distance revenues reflecting a reduction in our residential NAS customer base, decreased business data line connectivity revenues owing to customer losses, technology substitution to IP-based services, and competitive pricing pressures, as well as higher business NAS erosion and continued soft demand for new access line installations particularly for our mass and mid-sized business customers due to competitive factors and slow economic recovery.
     Bell Wireless segment revenue grew 9.6% in the second quarter of 2010 and 8.3% in the first six months of the year, due to higher service revenues driven by a larger subscriber base, increased data usage, and the incremental revenue contribution from the acquisition of Virgin.
     Revenues at Bell Aliant were 4.1% and 4.4% lower in the second quarter and first half of 2010 compared with the same periods last year, due to the continued decline in its local voice and long distance revenues, largely attributable to competitive losses and substitution for other services, as well as to lower IT product sales. These decreases were partially offset by higher revenues from growth in Internet and IP-based broadband connectivity services, and an increase in wireless revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q2 2010  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Expenses

Operating expenses for BCE were $2,610 million and $5,258 million in the second quarter and first six months of 2010, respectively, compared with $2,506 million and $5,077 million in the corresponding periods in 2009. The year-over-year increases were due to higher cost of revenue, offset partly by lower selling, general and administrative expenses.
     Cost of revenue was $1,156 million in the second quarter of 2010, compared with $1,029 million in the same quarter last year, representing a year-over-year increase of 12.3%. Similarly, cost of revenue in the first half of 2010 increased 10.2% to $2,330 million from $2,115 million in the corresponding period in 2009. In both cases, higher cost of revenue can be attributed to:

  the inclusion of operating expenses from the acquisitions of The Source and Virgin costs relating to greater year-over-year wireless subscriber acquisition and handset upgrade volumes increased wireless network expenses stemming from our new HSPA+ network facilities and growth in roaming higher wireless data usage driven by increased customer adoption of smartphones and other similar devices higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs expenses incurred at Bell in the first quarter of 2010 due to our role as the sole telecommunications provider of the Vancouver Winter Olympics.

These factors were offset partly by decreased payments to other carriers due to reduced rates for wireline traffic settled on those carriers’ networks, cost savings realized through renegotiated service contracts with certain key IT vendors and outsource suppliers, and other efficiency improvements. Lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices, video set-top boxes (STBs) and cross-border exchange traffic also moderated the increase in cost of revenue this year.
     Selling, general and administrative expenses include salaries, wages and benefits, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 1.6% to $1,454 million in Q2 2010 from $1,477 million in the same quarter in 2009 and 1.1% to $2,928 million in the first half of 2010 from $2,962 million in the corresponding period in 2009. The year-over-year improvement can be attributed to:

  lower labour costs due to a reduced workforce (excluding the impact of acquisitions) and a decrease in outsourced labour resulting from improved install and repair times for Bell’s home products and lower call centre volumes decreased capital taxes

  lower net benefit plans cost.

These factors were offset partly by a number of cost increases in 2010, including:

  higher operating expenses from the consolidation of The Source and Virgin in our results higher wireless subscriber acquisition costs and retention spending increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated wireless devices and mobile services increased advertising expenses to promote our new HSPA+ network and expanded portfolio of wireless devices.

An arbitration decision of a contract dispute related to prior years and our sponsorship of the Vancouver Winter Olympics in Q1 2010 also moderated the improvement in selling, general and administrative expenses in the first half of this year.

Operating Income

BCE’s operating income was $1,005 million and $1,967 million in the second quarter and first half of 2010, up 22.0% and 18.6%, respectively, from $824 million and $1,658 million in the corresponding periods last year, due to higher operating income at Bell.
     Bell’s operating income grew 30.6% in Q2 2010 to $820 million from $628 million in Q2 2009. Similarly, in the first six months of this year, Bell’s operating income increased 25.8% to $1,607 million compared with $1,277 million in the first half of 2009. In both cases, the improvement in operating income was mainly as a result of lower restructuring and other charges in 2010 when charges were recorded for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, and the relocation of employees to campus environments. Higher operating revenue and lower net benefit plans cost also contributed to the year-over-year increases at Bell in 2010, which were offset partly by the factors described above that contributed to higher operating expenses.
     Bell Aliant’s operating income was $185 million in Q2 2010 and $360 million year to date, compared with $196 million and $381 million in the same respective periods in 2009. The year-over-year decreases can be attributed to lower operating revenues, offset partly by decreased operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over general and administration expenses.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

8  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

EBITDA

EBITDA at BCE increased 2.1% this quarter and 1.7% year to date to $1,828 million and $3,612 million, respectively, from $1,791 million and $3,551 million in the corresponding periods in 2009, due to higher EBITDA at Bell. BCE’s EBITDA margin decreased slightly to 41.2% in Q2 2010 and 40.7% in the first half of 2010 from 41.7% and 41.2% in same periods in 2009.
     Bell’s EBITDA was $1,498 million in Q2 2010, up 3.3% from $1,450 million in the same quarter last year. The increase in Bell’s EBITDA was driven by improved performance at our Bell Wireline segment, offset partly by decreased EBITDA at Bell Wireless. As a result, Bell’s EBITDA margin this quarter remained essentially unchanged year over year at 39.5% compared with 40.0% in Q2 2009. In the first half of 2010, Bell’s EBITDA increased 2.7% to $2,953 million from $2,876 million in 2009, representing an EBITDA margin of 39.1% compared with 39.7% last year. In addition, year-to-date EBITDA growth at Bell was moderated by higher expenses in Q1 2010 related to Bell’s role as exclusive telecommunications provider and sponsor of the Vancouver Winter Olympics and by an arbitration decision of a contract dispute related to prior years, which were offset partially by a reversal of a pension valuation allowance that resulted in lower pension expense in the first quarter of this year.
     Bell Wireless’ EBITDA decreased 2.4% in the second quarter, as a result of the cost of acquiring a greater number of new subscribers year over year, increased cost of product sales driven mainly by higher volumes, higher network-related expenses, and higher spending on customer retention and handset upgrades. Significantly improved wireless revenue growth in Q2 2010 moderated the year-over-year decrease in Bell Wireless’ EBITDA. Year to date, Bell Wireless’s EBITDA decreased 3.7%, which included the impact of an arbitration decision in Q1 2010 of a contract dispute related to prior years.
     EBITDA at our Bell Wireline segment increased 6.0% and 5.6% in the second quarter and first half of 2010, respectively, mainly as a result of cost savings achieved from vendor contract renegotiations with key IT and other outsource suppliers, decreased labour costs (excluding acquisitions) attributable to a reduced workforce and productivity improvements, decreased payments to other carriers due to lower rates for traffic terminated on their networks, lower net benefit plans cost, and lower capital taxes. Incremental operating expenses resulting from the acquisition of The Source, as well as the continued erosion of our higher-margin legacy voice and data revenues, partly offset the year-over-year improvement in Bell Wireline’s EBITDA this quarter.
     Bell Aliant’s EBITDA was down 3.2% and 2.4% in the second quarter and first six months of 2010, respectively. The year-over-year decreases were due mainly to lower operating revenues offset partly by reduced operating expenses.
     Lower net benefit plans cost had a positive impact on Bell’s EBITDA in both the second quarter and first half of 2010. Net benefit plans cost at Bell totalled $42 million this quarter and $46 million year to date, down from $63 million and $127 million in the corresponding periods last year. The year-over-year improvement can be attributed to higher returns on plan assets in 2009 and a $500 million voluntary pension contribution made to Bell’s defined benefit plan in December 2009, offset partly by the impact of a lower discount rate on plan obligations. Bell’s net benefit plans cost in 2010 also reflected the positive impact of a reversal of a valuation allowance in the first quarter of this year. Net benefit plans cost at Bell Aliant was virtually unchanged, year over year, at $24 million and $48 million in the second quarter and first half of 2010, respectively compared to $25 million and $49 million in the same periods last year. Accordingly, net benefit plans cost for BCE was $66 million in the second quarter of 2010 and $94 million year to date, compared with $88 million and $176 million for the corresponding periods last year.

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $630 million in Q2 2010 remained stable compared to the same period last year while depreciation of $1,240 million on a year-to-date basis in 2010 represented a decrease of $15 million, or 1.2%, compared to $1,255 million in 2009. Both the Q2 and YTD results in 2010 as compared to the same period last year reflect decreased depreciation from minor changes to depreciation rates used under the group method, partly offset by investment in new assets that have shorter useful lives than our legacy network assets.

Amortization of Intangible Assets

Amortization of intangible assets of $185 million in Q2 2010 and $368 million on a year-to-date basis in 2010 represented a decrease of $6 million, or 3.1%, and $16 million, or 4.2%, respectively, compared to the same period last year. The decreases in both periods are a result of an intangible asset becoming fully amortized at the end of 2009, partly offset by an increase in our asset base.

Restructuring and Other

We recorded restructuring and other charges of $8 million in Q2 2010 and $37 million on a year-to-date basis in 2010. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $7 million in Q2 2010 and $18 million on a year-to-date basis in 2010 at Bell and $4 million in Q2 2010 and $15 million on a year-to-date basis in 2010 at Bell Aliant charges of $3 million in Q2 2010 and $5 million on a year-to-date basis in 2010 at Bell for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives other credits of $6 million in Q2 2010 and $1 million on a year-to-date basis in 2010.

BCE INC.  Q2 2010  QUARTERLY REPORT  9

Management’s Discussion and Analysis

We recorded restructuring and other charges of $146 million in Q2 2009 and $254 million on a year-to-date basis in 2009. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $117 million in Q2 2009 and $174 million on a year-to-date basis in 2009 at Bell and $3 million in Q2 2009 and $11 million on a year-to-date basis in 2009 at Bell Aliant charges of $20 million in Q2 2009 and $53 million on a year-to-date basis in 2009 for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal other charges of $6 million in Q2 2009 and $16 million on a year-to-date basis in 2009.

Other Income (Expense)

Other income of $140 million on a year-to-date basis in 2010 included a gain in Q1 2010 on the sale of our investment in SkyTerra Communications Inc.
     Other expense of $23 million in Q2 2009 and $22 million on a year-to-date basis in 2009 was due mainly to a $16 million cost for the early redemption of BCE Inc.’s Series C notes.

Interest Expense

Interest expense of $166 million in Q2 2010 and $331 million on a year-to-date basis in 2010 represented a decrease of $13 million, or 7.3%, and $39 million, or 10.5%, respectively, compared to $179 million and $370 million for the same periods last year as a result of lower average debt levels.

Income Taxes

Income taxes of $159 million in Q2 2010 represented a decrease of $7 million, or 4.2%, compared to $166 million for the same period last year as a result of the resolution of uncertain tax positions, which resulted in the reversal of future income tax liabilities, and a decrease in the statutory tax rates in 2010, partly offset by higher taxable earnings.
     Income taxes of $363 million on a year-to-date basis in 2010 represented an increase of $49 million, or 15.6%, compared to $314 million for the same period last year as a result of higher taxable earnings, partly offset by the resolution of uncertain tax positions, which resulted in the reversal of future income tax liabilities, and a decrease in the statutory tax rates in 2010.

Non-Controlling Interest

Non-controlling interest of $83 million in Q2 2010 increased $3 million, or 3.8%, compared to $80 million for the same period last year due to a loss recognized in Q2 2009 on the settlement of interest rate swaps, partly offset by lower earnings at Bell Aliant in Q2 2010.
     On a year-to-date basis, non-controlling interest of $159 million represented a decrease of $5 million, or 3.0%, compared to $164 million for the same period last year due to lower earnings at Bell Aliant in 2010, partly offset by the settlement of interest rate swaps in 2009.

Net Earnings and EPS

Net earnings applicable to common shares for the second quarter of 2010 were $590 million, or $0.78 per common share, compared to net earnings of $346 million, or $0.45 per common share for the same period last year. The increase is due mainly to a decrease in restructuring and other in Q2 2010 as compared to Q2 2009.
     Excluding the impact of restructuring and other and gains/losses on investments, Adjusted net earnings were $581 million in the second quarter of 2010, an increase of $134 million compared to $447 million for the same period last year. This increase was a result of higher EBITDA and lower income taxes. As a result, Adjusted EPS increased 32.8% in Q2 2010 to $0.77 per common share from $0.58 in Q2 2009, which also reflects the impact of fewer outstanding common shares.
     On a year-to-date basis, net earnings applicable to common shares were $1,198 million, or $1.57 per common share compared to net earnings of $723 million, or $0.93 per common share for the same period last year. Net earnings were higher on a year-to-date basis in 2010 due in part to a decrease in restructuring and other as compared to 2009, as well as gains on investments in 2010 as compared to losses in the same period last year.
     Excluding the impact of restructuring and other and gains/losses on investments, Adjusted net earnings increased by $188 million, from $893 million to $1,081 million on a year-to-date basis in 2010. This increase was a result of higher EBITDA, lower depreciation and amortization expense and lower interest expense partly offset by higher income tax expense. As a result, Adjusted EPS increased 23.5% on a year-to-date basis to $1.42 per common share from $1.15 YTD 2009, which also reflects the impact of fewer outstanding common shares.

10  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

OPERATING REVENUES	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Bell Wireline	2,632	2,575	2.2%		5,290	5,167	2.4%
Bell Wireless	1,210	1,104	9.6%		2,363	2,182	8.3%
Inter-segment eliminations	(50)	(51)	2.0%		(103)	(99)	(4.0%	)

Bell	3,792	3,628	4.5%		7,550	7,250	4.1%
Bell Aliant	753	785	(4.1%	)	1,532	1,603	(4.4%	)
Inter-segment eliminations	(107)	(116)	7.8%		(212)	(225)	5.8%

Total operating revenues	4,438	4,297	3.3%		8,870	8,628	2.8%

OPERATING INCOME	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Bell Wireline	501	290	72.8%		1,017	639	59.2%
Bell Wireless	319	338	(5.6%	)	590	638	(7.5%	)

Bell	820	628	30.6%		1,607	1,277	25.8%
Bell Aliant	185	196	(5.6%	)	360	381	(5.5%	)

Total operating income	1,005	824	22.0%		1,967	1,658	18.6%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Local and access	758	796	(4.8%	)	1,520	1,601	(5.1%	)
Long distance	233	271	(14.0%	)	471	549	(14.2%	)
Data	909	919	(1.1%	)	1,821	1,831	(0.5%	)
Video	434	389	11.6%		862	776	11.1%
Equipment & other	219	119	84.0%		456	252	81.0%

Total external revenues	2,553	2,494	2.4%		5,130	5,009	2.4%
Inter-segment revenues	79	81	(2.5%	)	160	158	1.3%

Total Bell Wireline revenue	2,632	2,575	2.2%		5,290	5,167	2.4%

Bell Wireline’s revenues totalled $2,632 million in the second quarter of 2010, up 2.2% from $2,575 million in the second quarter of 2009. Year-over-year revenue increases of $45 million in video and $100 million in equipment and other were partly offset by decreases of $38 million in local and access, $38 million in long distance, and $10 million in data.
     In the first half of 2010, Bell Wireline’s revenues increased 2.4% to $5,290 million from $5,167 million in the same six-month period in 2009. Year-over-year revenue increases of $86 million in video and $204 million in equipment and other were partly offset by decreases of $81 million in local and access, $78 million in long distance and $10 million in data.

Local and access

Local and access revenues declined 4.8% and 5.1% in the second quarter and first half of 2010, respectively, to $758 million and $1,520 million from $796 million and $1,601 million in the same periods in 2009. The year-over-year decreases were due largely to ongoing NAS erosion and re-price pressures mainly for our large and mass market business customers driven by very competitive pricing offers in the marketplace. The favourable impact of price increases applied at the beginning of 2010 on our Home Phone packages moderated the year-over-year decline in local and access revenues.
     Our NAS net losses in the second quarter and first six months of 2010 were 129,147 and 228,976 respectively, representing improvements of 2.6% and 3.3% as compared to net losses of 132,595 and 236,834 in the corresponding periods last year. This result reflected lower year-over-year residential NAS line losses, which improved 4.3% in Q2 2010 and 3.6% year to date. Despite continued aggressive pricing and promotional activity by cable TV competitors and competitive local exchange carriers (CLECs), as well as wireless substitution, the year-over-year reductions in NAS line losses can be attributed to the benefits of service bundling, fewer losses to CLECs, ongoing customer winbacks, and the slowing of our cable TV competitors’ geographic expansion of digital telephone service. Business NAS line losses in Q2 2010 increased 3.0%, year over year, due to a larger number of disconnections, and fewer new installations attributable to competition, technological substitution and cautious business spending. In the first six months of this year, business NAS line losses improved 2.3% compared with the first half of 2009.
     At June 30, 2010, our combined residential and business NAS customer base totalled 6,632,046 lines (comprised of 3,713,920 residential lines and 2,918,126 business lines), compared with 7,071,612 lines (comprised of 4,041,926 residential lines and 3,029,686 business lines) at the end of the second quarter of 2009. While we experienced fewer NAS losses year over year, the annualized rate of erosion on our total NAS customer base was 6.2% this quarter, compared with 5.5% in the second quarter of

BCE INC.  Q2 2010  QUARTERLY REPORT  11

Management’s Discussion and Analysis

2009, due mainly to increased business line erosion, as well as the impact of a lower customer base year over year, which resulted in an annualized rate of residential NAS erosion of 8.1% this quarter compared with 7.4% in Q2 2009. With respect to business NAS, due to the higher number of business line disconnections and reduced demand for new installations in Ontario and Québec over the past year, our annualized rate of business NAS erosion increased to 3.7% this quarter from 2.8% in Q2 2009. However, compared to the previous quarter our annualized rates of residential and business NAS erosion remained relatively stable at 8.1% and 3.7%, compared with 8.0% and 3.6%, respectively.

Long distance

Long distance revenues were $233 million and $471 million in the second quarter and first half of 2010, compared with $271 million and $549 million in the same periods in 2009. The year-over-year decreases of 14.0% and 14.2% primarily reflected lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, rate pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. The continuing shift by residential customers towards unlimited or large usage packages for a set monthly price instead of per-minute rates and the increased adoption of lower-priced rate plans by small business customers to optimize overall telecom spending also contributed to lower long distance revenues in 2010 compared with the previous year.

Data

Data revenues totalled $909 million in Q2 2010, down 1.1% from $919 million in the same quarter last year. Similarly, in the first half of 2010, data revenues were 0.5% lower year over year, decreasing to $1,821 million from $1,831 million last year. In both cases, the year-over-year decrease was driven primarily by lower legacy data revenues. The decline in legacy data revenues can be attributed to ongoing business customer migrations to IP-based systems, competitive losses, pricing pressures in our business and wholesale markets, and a reduced volume of digital network access circuits in use by our business customers due to the economy. Higher residential Internet service revenue driven primarily by higher average revenue per user (ARPU), higher IP broadband connectivity revenues generated by our Business Markets unit, as well as increased sales of ICT service solutions and data-related equipment to large business customers partly offset the decline in data revenues this year.
     Our high-speed Internet net subscriber activations were negative 3,899 this quarter, as compared to net activations of 1,991 in Q2 2009, bringing our total number of high-speed Internet connections at June 30, 2010 to 2,063,559. In the first six months of 2010, we added 6,568 new net high-speed Internet subscribers, compared with 8,279 in the same period last year. Despite fewer residential and business customer deactivations year over year, the decrease in net activations can be attributed to decreased sales in our direct retail channels due to our competitors’ continuing aggressive acquisition offers, a maturing broadband Internet market in Canada, and wireless substitution.

Video

Video revenues increased 11.6% in the second quarter of 2010 and 11.1% in the first half of this year to $434 million and $862 million, respectively, from $389 million and $776 million in the corresponding periods last year, as a result of higher ARPU and a larger customer base. Video ARPU in Q2 2010 was up 6.5%, or $4.45, to $73.43 per month from $68.98 per month in Q2 2009. The year-over-year improvement in video ARPU was due to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs, and price increases. Similarly, video ARPU in the first half of 2010 increased $4.10 or 5.9%, year over year to $73.01 per month.
     We added 9,775 net video subscribers in the second quarter of 2010, compared with 20,018 in the same quarter last year. This brought the total number of net activations in the first half of 2010 to 29,664, down from 31,761 in the corresponding six-month period in 2009. Notwithstanding increased sales through our direct channels and higher wholesale activations, video net activations decreased year over year mainly as a result of higher retail churn attributable to aggressive competitive pricing and promotional activity in the quarter by the cable TV operators in Ontario and Québec. Our video churn rate in both the second quarter and first half of 2010 increased to 1.3% and 1.2%, respectively, from 1.1% and 1.1% in the corresponding periods last year. At June 30, 2010, our video subscriber base totalled 1,978,541, representing a 5.0% increase since the end of Q2 2009.

Equipment & other

Equipment and other revenues increased 84% this quarter and 81% year to date to $219 million and $456 million, respectively, from $119 million and $252 million in the same periods in 2009, mainly as a result of the acquisition of The Source in the third quarter of 2009.

12  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $501 million in the second quarter of 2010, up 73% from $290 million in the second quarter of 2009. Similarly, in the first half of this year, our Bell Wireline segment reported operating income of $1,017 million, compared with $639 million in the first six months of 2009. In both cases, the year-over-year increase was due primarily to:

  higher video and residential Internet services revenue, and increased ICT sales to business customers a decline in labour costs due to a reduced workforce (excluding the impact of acquisitions), and decreased use of outsourced labour and contractors as a result of improved install and repair times for Bell’s home products and lower contact centre call volume decreased payments to other carriers due to reduced rates for traffic settled on their networks cost savings realized through renegotiated service contracts with certain key IT vendors and other outsource suppliers lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases decreased net benefit plans cost

  decreased capital taxes

  lower restructuring and other.

The favourable impact on operating income this quarter from these factors was partly offset by:

  a reduction in higher-margin legacy voice and data revenues due to the erosion of our residential NAS customer base, business customer losses and competitive pricing pressures higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs due to the addition of new channels to our content line-up.

In addition, higher operating expenses and marketing costs incurred at Bell in Q1 2010 related to our sponsorship of the Vancouver Winter Olympics moderated Bell Wireline’s operating income year to date.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Service	1,114	1,005	10.8%		2,170	1,991	9.0%
Product	84	88	(4.5%	)	170	170	0.0%

Total external revenues	1,198	1,093	9.6%		2,340	2,161	8.3%
Inter-segment revenues	12	11	9.1%		23	21	9.5%

Total Bell Wireless revenue	1,210	1,104	9.6%		2,363	2,182	8.3%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 9.6% to $1,210 million in Q2 2010 and 8.3% to $2,363 million in the first half of 2010 from $1,104 million and $2,182 million, respectively, in the same periods last year.
     Wireless service revenue grew 10.8% this quarter to $1,114 million from $1,005 million in Q2 2009. The year-over-year improvement was the result of subscriber base growth, increased wireless data usage, and the acquisition of Virgin. Similarly, wireless service revenues increased 9.0% to $2,170 million in the first half of 2010 from $1,991 million in the corresponding period in 2009.
     Despite the positive impact of The Source and Virgin acquisitions, increased sales of smartphones, and higher year-over-year subscriber acquisition and upgrade volumes, product revenues decreased 4.5% in Q2 2010 to $84 million from $88 million in the same quarter last year. This result was due mainly to lower average handset pricing and discounted acquisition offers in response to the high level of competitive intensity. In the first half of 2010, wireless product revenues of $170 million were unchanged compared with last year.
     Beginning in the third quarter of 2009, wireless ARPU, churn and cost of acquisition (COA) reflect 100% of Virgin’s results. These metrics, prior to this time, reflected our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers in prior periods always have included 100% of Virgin’s subscribers.
     Blended ARPU was $52.12 per month in Q2 2010 and $51.10 per month in the first half of 2010, compared with $52.05 per month and $51.79 per month in the corresponding periods in 2009. While blended ARPU remained relatively stable this quarter, the slight decrease in the first half of the year is attributable to the inclusion of a higher proportion of Virgin prepaid customers in our ARPU calculation in 2010 compared with last year.
     Postpaid ARPU increased 1.7% in Q2 2010 to $63.66 per month from $62.58 per month in Q2 2009. Additionally, in the first six months of 2010, postpaid ARPU was up slightly to $62.70 per month from $62.46 per month in the same period last year. The increase was due to data ARPU growth, reflecting increased use of text messaging, e-mail, wireless Internet access and other mobile applications driven by increased penetration of smartphones and other data-capable devices, increased adoption of data plans, and increased roaming revenues. Lower voice ARPU, resulting mainly from increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices (including the elimination of system access fees on new rate

BCE INC.  Q2 2010  QUARTERLY REPORT  13

Management’s Discussion and Analysis

plans launched in November 2009 that are only partly compensated for by a $5 monthly increase), and competitive pricing pressures due to increased market penetration by discount/flanker brands, moderated the year-over-year improvement in postpaid ARPU. Although voice ARPU was lower year over year, the rate of decline improved this quarter compared to the first quarter of 2010.
     Prepaid ARPU increased to $18.35 per month and $17.61 per month in the second quarter and first half of 2010, respectively, from $16.41 per month and $15.89 per month in the same periods last year, mainly as a result of higher usage.
     For the same reasons as above, on a pro forma basis assuming the acquisition of Virgin occurred on January 1, 2009, postpaid ARPU increased 1.9% to $63.66 per month this quarter and 0.6% to $62.70 per month year to date from $62.48 per month and $62.35 per month in the same respective periods last year. Prepaid ARPU improved to $18.35 per month and $17.61 per month in the second quarter and first half of 2010, respectively, from $17.26 per month and $16.66 per month in the corresponding periods last year. Accordingly, blended ARPU increased to $52.12 per month in Q2 2010 and $51.10 per month in the first six months of this year from $50.46 per month and $50.15 per month in the second quarter and first half of 2009.
     Gross wireless activations increased 19.0% in Q2 2010 and 18.2% in the first half of 2010 to 480,639 and 909,473, respectively, compared with 403,751 and 769,603 in the same periods in 2009. The year-over-year improvement was driven mainly by higher postpaid gross activations.
     Postpaid gross activations totalled 300,579 in Q2 2010, up 23.2% compared with 243,886 in the same quarter last year. Postpaid gross activations represented approximately 63% of total gross activations in the second quarter of 2010, compared with 60% in the same quarter last year. Similarly, on a year-to-date basis, postpaid gross activations increased 24.4% to 564,891 in the first half of 2010 from 454,017. The year-over-year increases in postpaid gross activations reflected the launch of the new HSPA+ network in November 2009, our wider array of smartphone devices (predominantly iPhone, BlackBerry and Android devices), expanded distribution, and the positive consumer response to our promotional offers.
     Prepaid gross activations increased 12.6% in Q2 2010 and 9.2% year to date to 180,060 and 344,582, respectively, from 159,865 and 315,586 in the corresponding periods in 2009, reflecting growth at Virgin and relatively higher overall market demand for prepaid products.
     Our blended churn rate increased to 1.8% in the second quarter and first half of 2010 from 1.7% in the same periods last year as a result of higher prepaid churn. Prepaid churn increased to 3.4% both this quarter and year to date from 3.3% and 3.1% in same respective periods in 2009, due mainly to aggressive acquisition offers from new wireless entrants for lower value subscribers. Despite heightened competitive intensity, postpaid churn remained steady in both the second quarter and first half of 2010 at 1.3% as compared with the same periods in 2009, reflecting the positive impact of targeted customer retention initiatives and continued customer satisfaction with overall service quality.
     On a pro forma basis, our blended churn rate was unchanged at 1.8% both this quarter and on a year-to-date basis. Similarly, postpaid churn remained stable year over year at 1.3% both this quarter and on a year-to-date basis. Prepaid churn increased to 3.4% in the second quarter and first half of 2010 from 3.3% and 3.2% in the same periods last year for similar reasons as above.
     As a result of higher gross activations and relatively stable blended churn, total wireless net subscriber activations more than doubled year over year, increasing to 98,459 and 154,084 in the second quarter and first six months of 2010 from 44,716 and 75,011 in the same respective periods last year. Higher value postpaid net activations increased 60.1% to 102,754 this quarter and 85.4% to 183,966 year to date from 64,181 and 99,202 in the corresponding periods in 2009. However, due to higher prepaid churn, we reported prepaid net customer losses of 4,295 in Q2 2010 and 29,882 in the first six months of this year, compared with net losses of 19,465 and 24,191 in the same periods in 2009. As a result, postpaid subscribers represented 104% and 119% of aggregate net subscriber activations in the second quarter and first six months of 2010 respectively. At June 30, 2010, we provided service to 6,987,386 wireless subscribers, representing a 6.3% increase since the end of the second quarter of 2009.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $319 million in the second quarter of 2010, down 5.6% from $338 million in the second quarter of 2009. The year-over-year decrease was due to a combination of factors, including:

  higher subscriber acquisition costs due mainly to a greater number of gross activations increased spending on customer retention and handset upgrades increased expenses to maintain and promote the new HSPA+ network higher costs to support growth in wireless data usage, content and services offered increased labour costs to support a larger number of subscribers increased warranty and repair costs to support more sophisticated devices and services higher payments to other carriers as a result of increased data roaming.

An arbitration decision of a contract dispute related to prior years recorded in Q1 2010 also contributed to lower operating income for Bell Wireless in the first half of this year. Higher wireless operating revenues and the favourable impact on product costs from lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices partly offset the decrease in Bell Wireless’ operating income year over year.
     In the first half of 2010, Bell Wireless’ operating income decreased 7.5% to $590 million from $638 million in the same six-month period last year for primarily the same reasons as in Q2  2010.

14  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

     Wireless COA per gross activation increased 5.1% in the second quarter of 2010 to $374 from $356 in the same quarter last year, but was relatively stable year to date at $368 compared with $375 in the first six months of 2009.
     On a pro forma basis, despite the favourable impact of a significantly higher number of gross activations, wireless COA per gross activation increased 12.3% to $374 in Q2 2010 from $333 in Q2 2009, mainly as a result of increased handset subsidies. Year to date, wireless COA per gross addition increased 4.5% to $368 from $352 in the same six-month period in 2009, due primarily to an increased number of gross activations and a higher proportion of wireless Internet stick activations compared to the previous year.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q2 2010	Q2 2009	% CHANGE		YTD 2010	YTD 2009	% CHANGE

Local and access	321	338	(5.0%	)	642	674	(4.7%	)
Long distance	93	101	(7.9%	)	185	201	(8.0%	)
Data	164	157	4.5%		323	309	4.5%
Wireless	19	18	5.6%		39	36	8.3%
Equipment & other	90	96	(6.3%	)	211	238	(11.3%	)

Total external revenues	687	710	(3.2%	)	1,400	1,458	(4.0%	)
Inter-segment revenues	66	75	(12.0%	)	132	145	(9.0%	)

Total Bell Aliant revenue	753	785	(4.1%	)	1,532	1,603	(4.4%	)

Bell Aliant revenues decreased 4.1% to $753 million in Q2 2010 and 4.4% to $1,532 million in the first half of this year from $785 million and $1,603 million in the same respective periods in 2009. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses, and lower IT product sales. These declines were partly offset by higher revenues from growth in Internet, IP-based broadband connectivity services, and wireless.
     Local and access revenues decreased 5.0% and 4.7% in the second quarter and first half of 2010, respectively, to $321 million and $642 million from $338 million and $674 million in the same periods last year. This was due to a 4.9% decline in the NAS customer base since the end of the second quarter of 2009, reflecting competitive losses driven by aggressive pricing and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and voice over Internet protocol (VoIP) services. The decline in revenue was moderated by retention programs that targeted high-value customers and pricing increases in certain areas of Bell Aliant’s territory. At June 30, 2010, Bell Aliant had 2,864,000 NAS in service, compared with 3,012,000 NAS one year earlier.
     Long distance revenues were $93 million this quarter and $185 million of 2010 year to date, down 7.9% and 8.0% respectively as compared with $101 million and $201 million in the corresponding periods in 2009. The decreases were due to year-over-year declines in minutes of use resulting from competitive NAS line losses and technology substitution to wireless calling and IP-based services. The continued shift by residential customers from per-minute rate plans to fixed-price packages also contributed to lower long distance revenues at Bell Aliant this year.
     Data revenues increased 4.5% in both the second quarter and first half of 2010 to $164 million and $323 million, respectively, from $157 million and $309 million in the same periods last year. The year-over-year improvements can be attributed largely to higher Internet revenues driven by a 6.0% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and price increases in 2009. At June 30, 2010, Bell Aliant had 830,000 high-speed Internet subscribers compared with 783,000 subscribers one year earlier.
     Wireless revenues grew 5.6% in Q2 2010 to $19 million from $18 million in Q2 2009, and 8.3% in the first half of 2010 to $39 million from $36 million in the same six-month period last year. The year-over-year increases were due mainly to a larger subscriber base and higher data roaming revenues. At June 30, 2010, Bell Aliant had 125,568 wireless customers, representing a 7.4% increase since the end of the second quarter of 2009.
     Equipment and other revenues decreased 6.3% and 11.3% in the second quarter and first half of 2010, respectively, to $90 million and $211 million from $96 million and $238 million in the same periods last year. The year-over-year declines were due mainly to lower IT product revenues as a result of customer sales made in 2009 that did not recur this year.

Bell Aliant Operating Income

Operating income at Bell Aliant decreased 5.6% to $185 million in the second quarter of 2010 from $196 million in the second quarter of 2009. The year-over-year decline was due mainly to lower operating revenues, offset partly by decreased labour costs from workforce reduction programs initiated in 2009, and continued efficiencies achieved as a result of various restructuring initiatives that has led to decreased use of consultants and IT services contract labour. Various cost containment and other expense reduction measures that resulted in reduced selling, general and administrative expenses also moderated the decrease in Bell Aliant’s operating income this quarter. Similarly, Bell Aliant’s operating income in the first six months of this year was down 5.5% to $360 million compared with $381 million in the same period in 2009.

BCE INC.  Q2 2010  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	JUNE 30,	DECEMBER 31,
	2010	2009

Debt due within one year(1)	670	600
Long-term debt	10,292	10,299
Securitization of accounts receivable	1,286	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents	(928)	(687)

Net debt	14,090	14,287

(1)	Includes bank advances and notes payable.

Net debt decreased $197 million to $14,090 million in the first six months of 2010 due to an increase in cash and cash equivalents, partly offset by an increase in debt due within one year. We entered into obligations of $155 million for capital leases, partly offset by $133 million of proceeds mainly from the sale of our investment in SkyTerra. Free cash flow of $1,111 million in the first six months of 2010 was used to pay dividends on common shares of $643 million and repurchase 8.5 million common shares under BCE Inc.’s current NCIB for $250 million.

OUTSTANDING SHARE DATA

	JUNE 30,	DECEMBER 31,
(in millions)	2010	2009

Common shares	759.1	767.2
Stock options	9.5	11.3

We had 759.1 million common shares outstanding at June 30, 2010, a decrease of 8.1 million from December 31, 2009 resulting from BCE Inc.’s repurchase of 8.5 million of its outstanding common shares for cancellation through a NCIB.
     The number of stock options outstanding at June 30, 2010 was 9.5 million, a decrease of 1.8 million from December 31, 2009. The weighted average exercise price of the stock options outstanding at June 30, 2010 was $32. Of the total outstanding stock options at June 30, 2010, 7.9 million were exercisable at a weighted average exercise price of $33. In the first six months of 2010:

  0.4 million previously granted options were exercised

  1.4 million previously granted options expired or were forfeited.

16  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Cash flows from operating activities	1,388	1,474	2,486	2,399
Bell Aliant distributions to BCE	72	73	145	146
Capital expenditures	(663)	(800)	(1,189)	(1,390)
Other investing activities	(31)	(27)	(52)	(40)
Cash dividends paid on preferred shares	(27)	(27)	(55)	(55)
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(185)	(184)
Bell Aliant free cash flow	(80)	(81)	(39)	(84)

Free cash flow	566	520	1,111	792
Bell Aliant undistributed free cash flow	8	8	(106)	(62)
Business acquisitions	4	(1)	13	(21)
Business dispositions	8	–	8	–
Going-private costs	–	(1)	–	(7)
Increase in investments	(3)	(1)	(3)	(1)
Decrease in investments	123	–	133	–
Net repayment of debt instruments	(173)	(476)	(117)	(482)
Cash dividends paid on common shares	(333)	(301)	(643)	(595)
Issue of common shares	12	1	13	2
Repurchase of common shares	(125)	(337)	(250)	(894)
Other financing activities	92	(31)	81	(41)
Cash from discontinued operations	1	20	1	12

Net increase (decrease) in cash and cash equivalents	180	(599)	241	(1,297)

Cash Flows from Operating Activities

Cash flows from operating activities were $1,388 million in the second quarter of 2010, a decrease of $86 million, or 5.8%, compared to $1,474 million in the second quarter of 2009. The decrease was due mainly to an increase of $53 million in pension contributions and a decrease in working capital, partly offset by a decrease of $56 million in payments of restructuring and other due to lower workforce reduction initiatives and real estate costs, and a decrease of $31 million in interest paid.
     In the first half of 2010, cash flows from operating activities were $2,486 million, an increase of $87 million, or 3.6%, compared to $2,399 million in the first half of 2009. On a year-to-date basis, the increase was due to:

  a decrease of $98 million in income taxes paid due to savings from the voluntary $500 million pension contribution made in 2009 a decrease of $48 million in interest paid due to interest savings from the redemption of debt in 2009 a decrease of $39 million in payments of restructuring and other due to fewer workforce reduction initiatives and lower real estate costs partly offset by:

  an increase of $116 million in pension contributions.

Free Cash Flow

Free cash flow this quarter was $566 million, an increase of $46 million, compared to free cash flow of $520 million in the second quarter of 2009. This increase was due to lower capital expenditures of $137 million partly offset by lower cash flows from operating activities of $86 million.
     In the first half of 2010, free cash flow was $1,111 million, an increase of $319 million, compared to $792 million in the first half of 2009. On a year-to-date basis, the increase was due to lower capital expenditures of $201 million and higher cash flows from operating activities of $87 million.

BCE INC.  Q2 2010  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Capital Expenditures

Capital expenditures for BCE were $663 million in Q2 2010 and $1,189 million in the first half of 2010, down from $800 million and $1,390 million in the same periods last year, reflecting lower spending at Bell. As a percentage of revenues, capital expenditures for BCE decreased to 14.9% in the second quarter of 2010 from 18.6% in the same quarter last year, and to 13.4% in the first half of 2010 from 16.1% in the same six-month period last year.
     At Bell, capital expenditures decreased 20.8% and 16.5% in the second quarter and first half of 2010, respectively, to $538 million and $969 million from $679 million and $1,161 million in the corresponding periods last year. This represented capital intensity ratios of 14.2% this quarter and 12.8% year to date, compared with 18.7% and 16.0% in the same respective periods in 2009. The year-over-year decreases in capital expenditures were due mainly to higher spending at Bell Wireless in 2009 for the deployment of the new HSPA+ network and reduced capital required to maintain our legacy network infrastructure. This was offset partly by increased investment in our wireline broadband network, reflecting the continued rollout of fibre to residential neighbourhoods, new condominiums and other multiple-dwelling units (MDUs), the deployment of FTTH in Québec City as well as in new urban and suburban housing developments in Ontario and Québec, and ongoing grooming of our core network to support the launch of IPTV. Higher spending at Bell on IT to support enhancements to customer service and the implementation of business customer deals also occurred in the second quarter and first half of this year.
     Capital spending at Bell Aliant in the second quarter of 2010 was essentially unchanged, year over year, at $125 million compared with $121 million in the second quarter of 2009. In the first six months of 2010, Bell Aliant’s capital expenditures declined 3.9%, year over year, to $220 million from $229 million in the previous year, mainly as a result of spending in 2009 that did not recur this year related to a long-term agreement with Bell to provide an enhanced transport network connecting Bell Mobility’s cell sites in Atlantic Canada and regions of Québec and Ontario.

Decrease in Investments

The decrease in investments of $123 million and $133 million in the second quarter and first half of 2010, respectively, resulted from the sale of our investment in SkyTerra in Q1 2010.

Debt Instruments

In the second quarter of 2010, debt repayments of $173 million included $125 million of debenture redemptions and payments under capital leases. Debt repayments of $117 million in the first six months of 2010 included payments under capital leases, partly offset by increased borrowings of notes payable and bank advances at Bell Canada and Bell Aliant.
     In the second quarter of 2009, debt repayments included $700 million of debentures and approximately $240 million of notes payable and bank advances at Bell Canada and Bell Aliant, $650 million of notes at BCE Inc. and $150 million of credit facilities at Bell Aliant. We made other payments that included payments under capital leases. This was partly offset by Bell Canada’s issuance of $1 billion principal amount of medium term debentures and the issuance by Bell Aliant Regional Communications, Limited Partnership of $350 million principal amount of medium term notes. On a year-to-date basis, debt repayments of $482 million were further impacted by payments under capital leases, partly offset by increased borrowings of notes payable and bank advances at Bell Canada and Bell Aliant.

Cash Dividends Paid on Common Shares

In the second quarter of 2010, cash dividends paid on common shares increased as we paid a dividend of $0.435 per common share, as compared to a dividend paid of $0.385 per common share in the second quarter of 2009. On a year-to-date basis in 2010, cash dividends paid on common shares increased as cash dividends were $0.84 per common share compared to cash dividends of $0.75 per common share in the first six months of 2009. These increases were partly offset by lower common shares outstanding in 2010 as compared to 2009.

Repurchase of Common Shares

In the second quarter of 2010, BCE Inc. repurchased and cancelled 4.3 million of its outstanding common shares for a total cash outlay of $125 million under the 2010 NCIB program. On a year-to-date basis, BCE Inc. repurchased and cancelled 8.5 million of its outstanding common shares for a total cash outlay of $250 million.
     In the second quarter of 2009, BCE Inc. repurchased and cancelled 13.5 million of its outstanding common shares for a total cash outlay of $337 million under the 2008/2009 NCIB program. In the first two quarters of 2009, BCE Inc. repurchased and cancelled 36.0 million of its outstanding common shares for a total cash outlay of $894 million. The program was completed in May 2009.

18  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

CREDIT RATINGS

Our key credit ratings at August 4, 2010 remain unchanged from those described in the BCE 2009 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2009 Annual MD&A.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described under the section Legal Proceedings at pages 31 to 37 of the BCE 2009 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2010 First Quarter MD&A also filed with the Canadian securities commissions (available on BCE’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the update below has been presented under the same heading as in the section entitled Legal Proceedings of the BCE 2009 AIF.

Lawsuits Related to Bell Canada

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

As discussed in more detail in the BCE 2009 AIF and in the BCE 2010 First Quarter MD&A, Bell Canada and Bell Mobility Inc. (Bell Mobility) were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. On June 17, 2010, the Québec Superior Court approved the settlement. The settlement had no material effect on the consolidated financial position or results of operations of BCE.
     Please see the section Legal Proceedings of the BCE 2009 AIF, as subsequently updated in the BCE 2010 First Quarter MD&A, for a more complete description of the above-mentioned legal proceeding and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2009 Annual MD&A under the section Our Regulatory Environment, at pages 58 to 63 of the BCE 2009 Annual Report, filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2010 First Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2009 Annual MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Industry Canada Consultation on Reform of Canada’s Telecommunications Foreign Ownership Rules

Following through on a commitment which the Federal Government made in its March 2010 Speech from the Throne, in June 2010, Industry Canada issued a consultation paper entitled “Opening Canada’s Doors to Foreign Investment in Telecommunications: Options for Reform”. The consultation paper seeks public comments on proposals to reform Canada’s foreign ownership and control restrictions that currently apply to facilities-based telecommunications service providers providing telecommunications services in Canada, known as “telecommunications common carriers” (TCCs), including Bell Canada and Bell Mobility and many of their competitors. The Industry Canada consultation paper sets out three different foreign ownership reform options for comment. Option 1 would raise the allowable non-Canadian voting share limits up to 49% for both TCC and broadcasting licensees (including broadcast distribution undertakings) while retaining the current requirement for control in fact by Canadians. Option 2 would repeal the foreign ownership and control restrictions for TCCs which account for 10% or less of the annual Canadian telecommunications revenues (the existing rules for broadcasting licensees, including broadcast distribution undertakings, would be unchanged). Option 3 would repeal the above rules for all TCCs, regardless of their share of annual Canadian telecommunications revenues, but retain the existing rules for broadcasting licensees, including broadcast distribution undertakings. The Industry Canada consultation closed on July 30, 2010. Bell Canada filed a submission supporting Option 1 to the extent any reform is deemed necessary. It is not possible to predict at this time which, if any, of the three reform options may be implemented.

BCE INC.  Q2 2010  QUARTERLY REPORT  19

Management’s Discussion and Analysis

     Removing or easing the limits on foreign ownership for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Furthermore, the adoption of any rule that disadvantages incumbent carriers or carriers that are both broadcasting licensees (including broadcast distribution undertakings) and TCCs, such as Bell Canada, (as Options 2 and 3 do), would place us at a disadvantage relative to some of our competitors including as it relates to access to, and cost of, capital.

BROADCASTING ACT

Canadian Broadcasting in New Media

In 2009, the CRTC conducted a hearing to consider issues pertaining to Canadian broadcasting in new media, including whether incentives or regulatory measures would be necessary for the creation and promotion of Canadian broadcasting content in new media. One proposal under consideration was the requirement for direct financial contribution from Internet service providers (ISPs). Although the CRTC, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, ruled against imposing measures to fund the creation and promotion of Canadian new media broadcasting content, it also referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation.
     The Federal Court of Appeal issued its decision on July 7, 2010, in which it concluded that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” This decision, subject to a potential appeal to the Supreme Court of Canada by broadcasters, makes it clear that the CRTC does not have the jurisdiction to impose a revenue tax on ISPs in order to fund the creation and promotion of Canadian new media content.

RADIOCOMMUNICATION ACT

Decisions on the Transition to Broadband Radio Service in the Band 2500-2690 MHz and Consultation on Changes Related to the Band Plan

On June 4, 2010, Industry Canada issued its long anticipated decisions on the transition to Broadband Radio Service in the band 2500-2690 MHz and consultation on changes related to the band plan which addresses issues surrounding the implementation of mobile service in the 2500 MHz band. The consultation is the next phase in Industry Canada's 2006 2500 MHz policy, which enables use of the Bell-Rogers Inukshuk Wireless Inc. spectrum for mobile services, provided that approximately one-third of the licensed (fixed-use) spectrum is returned to Industry Canada. The document is comprised of two parts: Part A – Decisions and Part B – Consultation.
     In Part A, Industry Canada issued decisions on issues such as the establishment of a firm transition date, eligibility requirements and treatment of incumbents, CRTC-licensed MDS broadcasting stations, geographic service areas, licence fees and conditions of licence. Regarding licence fees, Industry Canada indicated its intention to consult on a new licence fee regime that will apply to Broadband Radio Service licences.
     In Part B, Industry Canada is consulting on whether to adopt the U.S. or International band plan, and seeks comments on a host of technical issues surrounding the use of the spectrum as well as on the timing for the completion of necessary spectrum exchanges or transactions. Responses to the consultation are due by September 10, 2010 and reply comments by October 8, 2010. It is not possible to estimate, at this time, the impact that Industry Canada's conclusions will have on our operations and financial results.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2009 Annual MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A and in this MD&A, are based on the following assumptions:

Assumptions About the Canadian Economy

  growth in Canadian gross domestic product in 2010 based on the estimates of the six major banks in Canada consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010.

20  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Canadian Market Assumptions

  revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions wireless industry penetration growth in 2010 similar to 2009, and

  TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential customer NAS line losses steady year over year the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced employment levels, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs expense savings to be achieved from renegotiated contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device line-up and from faster data speeds that are allowing clients to optimize the use of Bell’s services significant increase in our points of sale

  diligent expense management to moderate the impact of aggressive discount/flanker brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration.

Please see the section entitled Business Outlook and Assumptions in the BCE 2009 Annual MD&A, at pages 28 to 30 of the BCE 2009 Annual Report, as subsequently updated in the BCE 2010 First Quarter MD&A, for a more complete description of the above and other assumptions for 2010 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2009 Annual MD&A we provided a detailed review of risks that could affect our business, financial condition or results of operations and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2010 First Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2009 Annual MD&A, as updated in the BCE 2010 First Quarter MD&A, included risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results

BCE INC.  Q2 2010  QUARTERLY REPORT  21

Management’s Discussion and Analysis

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software events affecting the ability of third-party suppliers to provide to us essential products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buyback program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices loss of key employees.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2009 Annual MD&A, at pages 63 to 69 of the BCE 2009 Annual Report, as updated in the BCE 2010 First Quarter MD&A and as further updated below, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2009 Annual MD&A, at pages 55 to 63 of the BCE 2009 Annual Report, as updated in the BCE 2010 First Quarter MD&A, as the case may be, and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2009 Annual MD&A, as subsequently updated in the BCE 2010 First Quarter MD&A. For ease of reference, the update to the description of risks below has been presented under the same heading as in the section entitled Risks that Could Affect Our Business and Results of the BCE 2009 Annual MD&A.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and applicable regulations. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans' assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and thereby could also significantly affect our cash funding requirements.
     Our expected funding for 2010 is in accordance with the latest pension valuations as of December 31, 2009. These valuations were filed in accordance with pension regulations applicable at the time of filing in May 2010 and therefore do not reflect the federal pension reform passed in June 2010. The impact of the pension reform will only affect funding requirements starting in 2011.

22  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the Canadian Accounting Standards Board (AcSB) issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS that are expected to be issued before the changeover date.
     The following information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of June 30, 2010. Refer to page 72 of BCE Inc.’s 2009 Annual Report for a description of our changeover plan. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. We also expect the changeover to IFRS to impact internal control over financial reporting (ICFR), disclosure controls and procedures (DC&P), and IT systems and processes. Additional information will be provided as we approach the changeover date.

BCE INC.  Q2 2010  QUARTERLY REPORT  23

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Completed the design of solutions, including business processes, to resolve substantially all IFRS differences

Implementation decisions on virtually all accounting differences have been made

Assessment and quantification of the impact of one-time transition choices is nearing completion

Evaluation and preliminary selection of accounting policies is substantially complete but will continue to be assessed

Assessment of ongoing impacts of accounting policies is nearing completion

Preliminary financial results based on IFRS are in progress

Third-party subject matter experts continue to provide assistance in the transition

Our auditors are providing input as significant milestones are met

Audit documentation for IFRS 1 adjustments is largely complete and is under review by our auditors

Monitoring of changes to IFRS and assessment of impacts to our changeover plan is ongoing and will continue until the changeover date

Training and communication

Provide training to affected employees of operating units, management and the Board of Directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general training to broader group of finance employees, including senior finance management and the Board of Directors

Periodic internal and external communications about our progress are ongoing

Change management plans have been developed for the remainder of the changeover period to the end of 2010

A training plan to address ongoing training needs beyond 2010 is under development

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e. IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010

Financial accounting system capabilities have been enhanced to permit dual record-keeping; transactions are recorded in Canadian and IFRS ledgers

Monitoring of impacts on IT systems of changes to IFRS will continue

24  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

Changes completed by the third quarter of 2010

IFRS differences with impacts on contractual arrangements and compensation plans have been assessed and are minimal

The impact of IFRS differences on debt and other financial covenants has been assessed and is not significant

Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitored design of solutions to address IFRS differences to design or revise and implement the necessary internal controls

Testing of automated controls is complete

Design and implementation of new controls for dual record-keeping is complete

Implementation of new controls for capital assets is nearing completion

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures began in December 2008 Project steering committee, including Investor Relations, meets regularly to track progress

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of BCE’s DC&P and ICFR to exclude controls, policies and procedures of The Source, which we acquired on July 1, 2009. The Source’s contribution to our consolidated financial statements in the second quarter and first six months of 2010 was less than 3% of consolidated revenues and had no material impact on consolidated earnings. Additionally, at June 30 2010, The Source’s current assets and current liabilities were approximately 5% and 2% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were both less than 1% of consolidated long-term assets and long-term liabilities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our ICFR during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our ICFR.

BCE INC.  Q2 2010  QUARTERLY REPORT  25

Management’s Discussion and Analysis

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	1,005	824	1,967	1,658
Depreciation and amortization of intangible assets	815	821	1,608	1,639
Restructuring and other	8	146	37	254

EBITDA	1,828	1,791	3,612	3,551

BELL	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	820	628	1,607	1,277
Depreciation and amortization of intangible assets	674	680	1,325	1,358
Restructuring and other	4	142	21	241

EBITDA	1,498	1,450	2,953	2,876

BELL WIRELINE	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	501	290	1,017	639
Depreciation and amortization of intangible assets	537	553	1,050	1,098
Restructuring and other	3	139	17	237

EBITDA	1,041	982	2,084	1,974

BELL WIRELESS	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	319	338	590	638
Depreciation and amortization of intangible assets	137	127	275	260
Restructuring and other	1	3	4	4

EBITDA	457	468	869	902

26  BCE INC.  Q2 2010  QUARTERLY REPORT

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	1,005	824	1,967	1,658
Restructuring and other	8	146	37	254

Operating income before restructuring and other	1,013	970	2,004	1,912

BELL	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	820	628	1,607	1,277
Restructuring and other	4	142	21	241

Operating income before restructuring and other	824	770	1,628	1,518

BELL WIRELINE	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	501	290	1,017	639
Restructuring and other	3	139	17	237

Operating income before restructuring and other	504	429	1,034	876

BELL WIRELESS	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Operating income	319	338	590	638
Restructuring and other	1	3	4	4

Operating income before restructuring and other	320	341	594	642

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q2 2010		Q2 2009		YTD 2010		YTD 2009

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	590	0.78	346	0.45	1,198	1.57	723	0.93
Restructuring and other	(1)	(0.00)	98	0.13	16	0.02	168	0.22
Net (gains) losses on investments	(8)	(0.01)	3	0.00	(133)	(0.17)	2	0.00

Adjusted net earnings	581	0.77	447	0.58	1,081	1.42	893	1.15

BCE INC.  Q2 2010  QUARTERLY REPORT  27

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Cash flows from operating activities	1,388	1,474	2,486	2,399
Bell Aliant distributions to BCE	72	73	145	146
Capital expenditures	(663)	(800)	(1,189)	(1,390)
Other investing activities	(31)	(27)	(52)	(40)
Dividends paid on preferred shares	(27)	(27)	(55)	(55)
Dividends paid by subsidiaries to non-controlling interest	(93)	(92)	(185)	(184)
Bell Aliant free cash flow	(80)	(81)	(39)	(84)

Free cash flow	566	520	1,111	792

28  BCE INC.  Q2 2010  QUARTERLY REPORT

Consolidated Statements of Operations

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2010	2009	2010	2009

Operating revenues		4,438	4,297	8,870	8,628

Cost of revenue, exclusive of depreciation and amortization		(1,156)	(1,029)	(2,330)	(2,115)
Selling, general and administrative expenses		(1,454)	(1,477)	(2,928)	(2,962)
Depreciation		(630)	(630)	(1,240)	(1,255)
Amortization of intangible assets		(185)	(191)	(368)	(384)
Restructuring and other	3	(8)	(146)	(37)	(254)

Total operating expenses		(3,433)	(3,473)	(6,903)	(6,970)

Operating income		1,005	824	1,967	1,658
Other income (expense)	4	20	(23)	140	(22)
Interest expense		(166)	(179)	(331)	(370)

Pre-tax earnings from continuing operations		859	622	1,776	1,266
Income taxes	5	(159)	(166)	(363)	(314)
Non-controlling interest		(83)	(80)	(159)	(164)

Earnings from continuing operations		617	376	1,254	788
Discontinued operations		–	(4)	–	(10)

Net earnings		617	372	1,254	778
Dividends on preferred shares		(27)	(26)	(56)	(55)

Net earnings applicable to common shares		590	346	1,198	723

Net earnings per common share – basic	6
Continuing operations		0.78	0.45	1.57	0.94
Discontinued operations		–	–	–	(0.01)
Net earnings		0.78	0.45	1.57	0.93
Net earnings per common share – diluted	6
Continuing operations		0.78	0.45	1.57	0.94
Discontinued operations		–	–	–	(0.01)
Net earnings		0.78	0.45	1.57	0.93
Dividends per common share		0.435	0.385	0.870	0.770
Average number of common shares outstanding – basic (millions)		759.7	769.0	762.6	778.6

BCE INC.  Q2 2010  QUARTERLY REPORT  29

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Net earnings		617	372	1,254	778
Other comprehensive income (loss) – net of income taxes and non-controlling interest
Net change in unrealized gains (losses) on available-for-sale financial assets	9
Unrealized gains (losses)		1	(5)	1	54
Reclassification adjustments included in earnings		–	–	(125)	–
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges	9	56	(27)	51	(26)
Net change in unrealized gains (losses) on currency translation adjustment (CTA)	9	1	(1)	1	2

Other comprehensive income (loss)		58	(33)	(72)	30

Comprehensive income		675	339	1,182	808

Consolidated Statements of Deficit

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Balance at beginning of period		(1,073)	(1,545)	(1,299)	(1,468)
Net earnings		617	372	1,254	778
Dividends declared on preferred shares		(27)	(26)	(56)	(55)
Dividends declared on common shares		(331)	(295)	(663)	(597)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	7	(46)	(92)	(96)	(244)

Balance at end of period		(860)	(1,586)	(860)	(1,586)

30  BCE INC.  Q2 2010  QUARTERLY REPORT

Consolidated Balance Sheets

		JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2010	2009

ASSETS

Current assets
Cash and cash equivalents		928	687
Accounts receivable		1,375	1,605
Future income taxes		176	110
Inventory		417	448
Prepaid expenses		369	296
Other current assets		162	137
Current assets of discontinued operations		1	1

Total current assets		3,428	3,284

Capital assets
Property, plant and equipment		19,368	19,441
Finite-life intangible assets		2,415	2,541
Indefinite-life intangible assets		3,861	3,803

Total capital assets		25,644	25,785

Other long-term assets		3,175	3,207
Goodwill		5,771	5,774

Total assets		38,018	38,050

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,541	3,716
Interest payable		108	113
Dividends payable		373	354
Debt due within one year		670	600
Current liabilities of discontinued operations		4	3

Total current liabilities		4,696	4,786

Long-term debt		10,292	10,299
Other long-term liabilities		4,808	4,942

Total liabilities		19,796	20,027

Non-controlling interest		1,023	1,049

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	7	12,790	12,921
Contributed surplus	7	2,479	2,490
Accumulated other comprehensive income	9	20	92
Deficit		(860)	(1,299)

Total common shareholders’ equity		14,429	14,204

Total shareholders’ equity		17,199	16,974

Total liabilities and shareholders’ equity		38,018	38,050

BCE INC.  Q2 2010  QUARTERLY REPORT  31

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2010	2009	2010	2009

Cash flows from operating activities
Net earnings		617	372	1,254	778
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		–	(4)	–	(10)

Earnings from continuing operations		617	376	1,254	788
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		815	821	1,608	1,639
Net benefit plans cost	10	66	88	94	176
Restructuring and other	3	8	146	37	254
Gains on investments		(10)	–	(135)	(2)
Future income taxes		(18)	(5)	6	(18)
Non-controlling interest		83	80	159	164
Contributions to employee pension plans	10	(144)	(92)	(299)	(184)
Other employee future benefit plan payments	10	(24)	(23)	(48)	(47)
Payments of restructuring and other		(49)	(105)	(143)	(182)
Operating assets and liabilities		44	188	(47)	(189)

Cash flows from operating activities		1,388	1,474	2,486	2,399

Cash flows used in investing activities
Capital expenditures		(663)	(800)	(1,189)	(1,390)
Business acquisitions		4	(1)	13	(21)
Business dispositions		8	–	8	–
Going-private costs		–	(1)	–	(7)
Increase in investments		(3)	(1)	(3)	(1)
Decrease in investments		123	–	133	–
Other investing activities		(31)	(27)	(52)	(40)

Cash flows used in investing activities		(562)	(830)	(1,090)	(1,459)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		2	(238)	114	(150)
Issue of long-term debt		–	1,348	–	1,348
Repayment of long-term debt		(175)	(1,586)	(231)	(1,680)
Issue of common shares		12	1	13	2
Repurchase of common shares	7	(125)	(337)	(250)	(894)
Cash dividends paid on common shares		(333)	(301)	(643)	(595)
Cash dividends paid on preferred shares		(27)	(27)	(55)	(55)
Cash distributions paid by subsidiaries to non-controlling interest		(93)	(92)	(185)	(184)
Other financing activities		92	(31)	81	(41)

Cash flows used in financing activities		(647)	(1,263)	(1,156)	(2,249)

Cash flows from (used in) continuing operations		179	(619)	240	(1,309)
Cash flows from (used in) discontinued operations activities		1	3	1	(5)
Cash flows from discontinued investing activities		–	17	–	17

Net increase (decrease) in cash and cash equivalents		180	(599)	241	(1,297)
Cash and cash equivalents at beginning of period		749	2,365	688	3,063

Cash and cash equivalents at end of period		929	1,766	929	1,766

Consists of:
Cash and cash equivalents of continuing operations		928	1,761	928	1,761
Cash and cash equivalents of discontinued operations		1	5	1	5

Total		929	1,766	929	1,766

32  BCE INC.  Q2 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2009, on pages 82 to 122 of BCE Inc.’s 2009 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2009.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Multiple Deliverable Revenue Arrangements

In December 2009, the Emerging Issues Committee of the AcSB issued EIC-175, Multiple Deliverable Revenue Arrangements, which addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under EIC-142, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.
     EIC-175 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.
     We are currently evaluating the impact and effective date of adoption of EIC-175.

BCE INC.  Q2 2010  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

Note 2: Segmented Information

The following table is a summary of financial information by segment for the last two years.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2010	2009	2010	2009

Operating revenues

Bell Wireline	External customers	2,553	2,494	5,130	5,009
	Inter-segment	79	81	160	158

		2,632	2,575	5,290	5,167

Bell Wireless	External customers	1,198	1,093	2,340	2,161
	Inter-segment	12	11	23	21

		1,210	1,104	2,363	2,182

Inter-segment eliminations – Bell		(50)	(51)	(103)	(99)

Bell		3,792	3,628	7,550	7,250

Bell Aliant	External customers	687	710	1,400	1,458
	Inter-segment	66	75	132	145

		753	785	1,532	1,603

Inter-segment eliminations – BCE		(107)	(116)	(212)	(225)

Total operating revenues		4,438	4,297	8,870	8,628

Operating income

Bell Wireline		501	290	1,017	639
Bell Wireless		319	338	590	638

Bell		820	628	1,607	1,277
Bell Aliant		185	196	360	381

Total operating income		1,005	824	1,967	1,658
Other income (expense)		20	(23)	140	(22)
Interest expense		(166)	(179)	(331)	(370)
Income taxes		(159)	(166)	(363)	(314)
Non-controlling interest		(83)	(80)	(159)	(164)

Earnings from continuing operations		617	376	1,254	788

Note 3: Restructuring and Other

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009

Employee costs
Bell	(7)	(117)	(18)	(174)
Bell Aliant	(4)	(3)	(15)	(11)
Real estate
Bell	(3)	(20)	(5)	(53)

Total restructuring costs	(14)	(140)	(38)	(238)
Other	6	(6)	1	(16)

Total restructuring and other	(8)	(146)	(37)	(254)

The liability for restructuring costs at June 30, 2010 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2009	216	41	257
Employee costs	18	15	33
Real estate	5	–	5
Less: Cash payments	(97)	(34)	(131)

Balance at June 30, 2010	142	22	164

34  BCE INC.  Q2 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  employee termination charges related mainly to involuntary workforce reduction initiatives real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009

Workforce reduction	3	5	5	10
Campus environments	–	15	–	43

Real estate costs	3	20	5	53

Our cumulative real estate expense since 2004 as a result of workforce reduction initiatives is $247 million and since 2007 for costs for the campus environments is $121 million. We expect to incur additional real estate costs of approximately $11 million to relocate employees and close additional real estate facilities as a result of our workforce initiatives, which will be expensed as incurred in our Bell Wireline segment.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to both voluntary and involuntary workforce reduction initiatives.

Note 4: Other Income (Expense)

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009

Gains on investments	10	–	135	2
Securitization losses	(5)	(7)	(10)	(15)
Premium on redemption of debt	–	(16)	–	(16)
Other	15	–	15	7

Other income (expense)	20	(23)	140	(22)

GAINS ON INVESTMENTS

A gain of $125 million was realized in the first quarter of 2010 on the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million from other comprehensive income to other income. We used the average cost method to determine the gain.

PREMIUM ON REDEMPTION OF DEBT

On June 8, 2009, BCE Inc. redeemed early its 7.35% Series C Notes, with an outstanding principal amount of $650 million, which were due on October 30, 2009. We incurred a $16 million charge for the premium costs on early redemption.

Note 5: Income Taxes

In the second quarter of 2010, various uncertain tax positions were resolved which resulted in the reversal of future income tax liabilities.

BCE INC.  Q2 2010  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 6: Earnings Per Share

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009

Earnings from continuing operations
Earnings from continuing operations	617	376	1,254	788
Dividends on preferred shares	(27)	(26)	(56)	(55)

Earnings from continuing operations – basic	590	350	1,198	733

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	759.7	769.0	762.6	778.6
Assumed exercise of stock options(1)	0.4	–	0.3	–

Weighted average number of common shares outstanding – diluted	760.1	769.0	762.9	778.6

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 3,524,411 and 6,791,911 in the second quarter and first half of 2010, respectively, compared to 11,228,981 for both the second quarter and first half of 2009.

Note 7: Share Capital

	2010 NCIB AT JUNE 30, 2010		2008/2009 NCIB AT DECEMBER 31, 2009

	NUMBER OF	TOTAL	NUMBER OF	TOTAL
	SHARES	COST	SHARES	COST

Shares repurchased and cancelled (millions)	8.5	250.0	40.0	986.0

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 17, 2009, BCE Inc. announced its plan to repurchase up to $500 million of its outstanding common shares through a NCIB to be executed over the course of 2010. On the same date, the Toronto Stock Exchange approved the 2010 NCIB program.
     During the three months and six months ended June 30, 2010, BCE Inc. repurchased and cancelled a total of 4.3 million and 8.5 million common shares, respectively, for a total cost of $125 million and $250 million, respectively. Of the total cost of $250 million, $144 million represents stated capital and $10 million represents a reduction of contributed surplus attributable to these common shares. The remaining $96 million was charged to the deficit.

2008/2009 NCIB PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008/2009 NCIB program. In December 2008, BCE Inc. repurchased a total of 7.5 million common shares.
     In 2009, BCE Inc. repurchased a total of 32.5 million common shares and cancelled 36 million common shares for a total cost of $894 million. Of the total cost, $606 million represents stated capital and $44 million reduced contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The total cost of the program was $986 million and the program was completed in May 2009.

36  BCE INC.  Q2 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8: Stock-Based Compensation Plans

STOCK OPTIONS

	NUMBER OF OPTIONS			WEIGHTED AVERAGE GRANT DATE FAIR VALUE ($)		WEIGHTED AVERAGE EXERCISE PRICE ($)

	NON-VESTED	VESTED	TOTAL	NON-VESTED	VESTED	NON-VESTED	VESTED	TOTAL

Outstanding, January 1, 2010	2,500,000	8,798,239	11,298,239	$4	$5	$28	$34	$32
Exercised	–	(399,141)	(399,141)	–	$4	–	$28	$28
Vested	(845,000)	845,000	–	$4	$4	$31	$31	–
Forfeited	(47,500)	(311,300)	(358,800)	$4	$7	$31	$36	$36
Expired	–	(1,019,238)	(1,019,238)	–	–	–	$40	$40

Outstanding, June 30, 2010	1,607,500	7,913,560	9,521,060	$4	$5	$27	$33	$32

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF RSUs

Outstanding, January 1, 2010	7,215,338
Granted	65,075
Dividends credited	212,574
Forfeited	(69,373)

Outstanding, June 30, 2010	7,423,614

For the three months and six months ended June 30, 2010, we recorded compensation expense for RSUs of $21 million and $41 million, respectively. For the three months and six months ended June 30, 2009, we recorded compensation expense for RSUs of $22 million and $45 million, respectively.

Note 9: Accumulated Other Comprehensive Income

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE- FOR-SALE FINANCIAL ASSETS	DERIVATIVES DESIGNATED AS CASH FLOW HEDGES	CTA	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance in accumulated other comprehensive income (loss) at December 31, 2009	123	(29)	(2)	92

Details of other comprehensive income (net of non-controlling interest)
Unrealized gains and losses	1	44	1	46
Income taxes on unrealized gains and losses	–	(10)	–	(10)
Reclassification adjustments included in earnings	(125)	23	–	(102)
Income taxes on reclassification adjustments included in earnings	–	(6)	–	(6)

Other comprehensive (loss) income for the period ended June 30, 2010	(124)	51	1	(72)

Balance in accumulated other comprehensive income (loss) at June 30, 2010	(1)	22	(1)	20

The estimated net amount of unrealized gains reported in accumulated other comprehensive income that is expected to be reclassified to earnings within the next 12 months as a result of maturity of 2010 and 2011 cash flow hedges is a pre-tax gain of $3 million. The market value of the hedge will be reclassified to earnings when the corresponding U.S. dollar-denominated expenditure is incurred.
     The effect of a 10% change in the CAD/USD dollar exchange rate on the value of our foreign currency derivatives is $102 million and would be recorded in other comprehensive income.

BCE INC.  Q2 2010  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

     The following table provides further details on our outstanding foreign currency derivative instruments at June 30, 2010 and December 31, 2009.

			AMOUNTS		AMOUNTS
	TYPE OF	BUY	TO RECEIVE	SELL	TO PAY
	HEDGE	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM

At June 30, 2010	Fair Value	USD	200	CAD	269	2010	Debt due within one year
	Cash Flow	USD	63	CAD	92	2013	Long-term debt
	Cash Flow	USD	325	CAD	356	2010	Purchase commitments
	Cash Flow	USD	590	CAD	604	2011	Purchase commitments
	Cash Flow	USD	485	CAD	496	2012	Purchase commitments
	Economic	USD	72	CAD	74	2010	Purchase commitments
	Economic	USD	135	CAD	136	2011	Purchase commitments

			1,870		2,027

At December 31, 2009	Fair Value	USD	200	CAD	269	2010	Debt due within one year
	Cash Flow	USD	67	CAD	98	2013	Long-term debt
	Cash Flow	USD	575	CAD	647	2010	Purchase commitments
	Economic	USD	125	CAD	132	2010	Purchase commitments

			967		1,146

Note 10: Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009

Pension benefits
DB plans cost(1)	(38)	(60)	(34)	(118)
DC plans cost	(10)	(11)	(25)	(23)
Other post-employment benefits cost	(18)	(17)	(35)	(35)

Net benefit plans cost(2)	(66)	(88)	(94)	(176)

(1)	Includes a reversal of a pension valuation allowance of $51 million for the six months ended June 30, 2010.
(2)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009	2010	2009	2010	2009

Current service cost	(46)	(45)	(1)	(2)	(93)	(89)	(3)	(4)
Interest cost on accrued benefit obligation	(221)	(223)	(25)	(25)	(445)	(446)	(49)	(50)
Expected return on plan assets	241	220	4	3	482	440	7	6
Amortization of past service (costs) credits	(2)	(1)	5	7	(3)	(2)	12	14
Amortization of net actuarial losses	(6)	(21)	(1)	–	(18)	(42)	(2)	(1)
Amortization of transitional asset (liability)	–	–	–	–	–	1	–	–
(Decrease) increase in valuation allowance(1)	(4)	10	–	–	43	20	–	–
Other	–	–	–	–	–	–	–	–

DB plans cost	(38)	(60)	(18)	(17)	(34)	(118)	(35)	(35)

(1)	Includes a reversal of a pension valuation allowance of $51 million for the six months ended June 30, 2010.

38  BCE INC.  Q2 2010  QUARTERLY REPORT

Notes to Consolidated Financial Statements

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other post-employment future benefit plans.

	THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2010	2009	2010	2009	2010	2009	2010	2009

Bell Canada	(115)	(62)	(22)	(21)	(237)	(125)	(44)	(43)
Bell Aliant	(29)	(30)	(2)	(2)	(62)	(59)	(4)	(4)

Total	(144)	(92)	(24)	(23)	(299)	(184)	(48)	(47)

Comprised of:
Contributions to DB plans	(133)	(82)	(24)	(23)	(275)	(162)	(48)	(47)
Contributions to DC plans	(11)	(10)	–	–	(24)	(22)	–	–

Note 11: Commitments and Contingencies

LITIGATION

Teleglobe Estate Lawsuits

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits described under the headings Kroll Restructuring Lawsuit, Teleglobe Inc. Unsecured Creditors Lawsuit and Teleglobe Inc. Plan Administrator Lawsuit. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court for the District of Delaware. In advance of the settlement of these lawsuits, BCE  Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits had no effect on the results of operations of BCE.

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

As discussed in Note 24 of BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2009, Bell Canada and Bell Mobility were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. On June 17, 2010, the Québec Superior Court approved the settlement. The settlement was recognized in the second quarter and had no material effect on the consolidated financial position or results of operations of BCE.

BCE INC.  Q2 2010  QUARTERLY REPORT  39

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